Exhibit 99.1

News Release

Stantec to Acquire KBR’s
Infrastructure Americas Division
This will expand Stantec’s Infrastructure and Transportation Expertise in Texas and Alabama

HOUSTON, TX; EDMONTON, AB; (November 5, 2015) NYSE: TSX: STN

North American design firm Stantec will expand its presence in Texas and Alabama with the planned acquisition of the Infrastructure Americas Division of KBR, expected to close in December 2015. With offices in Houston, Austin, and Dallas, Texas; and Mobile, Alabama, Infrastructure Americas will bring approximately 180 professionals with experience in transportation, water/wastewater, and aviation projects. This acquisition will strengthen Stantec’s Texas presence and enhance the firm’s infrastructure design capabilities in the Gulf Region.

“One of the strongest opportunities for growth in North America is within the transportation and infrastructure markets, particularly in Texas,” says Stantec president and CEO, Bob Gomes. “As a part of KBR, Infrastructure Americas has a strong background in design/build, highway and bridge design; construction engineering and inspection; aviation experience, including airside and landside design; and civil and structural engineering. This project experience and their seasoned staff will give us a platform to continue growing in these areas across the country, while significantly boosting our presence in Texas and Alabama.”

The Infrastructure Americas Division of KBR is a leader in the Gulf Region, with an impressive series of recently completed, ongoing, and upcoming projects for major clients and local communities. Among their recent and awarded work:
Loop 375 in El Paso and State Highway 288 in Houston —both complex design-build projects for the Texas Department of Transportation; on-call construction engineering and inspection and on-call design contracts for the Alabama Department of Transportation; program management support services for the Houston Airport System; and pre-construction and full construction management and inspection services for the San Jacinto River Authority’s large diameter waterline to deliver treated water to Montgomery County, Texas.

“Joining Stantec will help us leverage our infrastructure expertise,” said Nick Bokaie, Vice President, Infrastructure Americas. “Our strong clientele in the transportation and water/wastewater business lines will complement Stantec’s existing presence in the Gulf. Our combined forces will allow our staff to continue to work on the biggest and most complex projects in the region, now with a greater resource pool and enhanced service lines as we draw from across the Stantec community.”

Stantec’s current presence in the Gulf includes more than 800 people working in 28 offices in Texas, Louisiana, Alabama, Mississippi, and Florida. Stantec is one of the United States’ largest engineering and architecture firms, as ranked by Engineering News-Record and Building Design & Construction. Across the US, Stantec has more than 6,550 employees in 163 offices.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Gord Johnston Executive Vice President, Infrastructure Ph. (403) 923-0784 gord.johnston@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com	Infrastructure Americas Contact Nick Bokaie Vice President, Infrastructure Americas Ph. (713) 753-3575 Nick.Bokaie@KBR.com

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